UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                           (Amendment No. __________)*


                           MAGIC MEDIA NETWORKS, INC.
                                (Name of Issuer)

                         Common Stock, par value $.0001
                         (Title of Class of Securities)

                                   5516M 20 7
                                 (CUSIP Number)

                               Randall W. Heinrich
                           8 Greenway Plaza, Suite 818
                              Houston, Texas 77046
                                  713-951-9100
            (Name, Address, and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                October 21, 2001
             (Date of Event which Requires Filing of this Statement)

If this filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4) check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

                              CUSIP No. 5516M 20 7
--------------------------------------------------------------------------------

     1)           Names of Reporting Person.

                  Bering Capital Corporation

                  I.R.S. Identification Nos. of above persons (entities only).

                  76-0653345
 ------------------------------------------------------------------------------

     2)           Check the Appropriate Box if a Member of a Group (See
                  Instructions)

                           (a) [ ]
                           (b) [ ]
--------------------------------------------------------------------------------

     3)           SEC Use Only
--------------------------------------------------------------------------------

     4)           Source of Funds:
                           WC
--------------------------------------------------------------------------------

     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                           N/A
--------------------------------------------------------------------------------

     6)           Citizenship or place of Organization:
                           TEXAS
--------------------------------------------------------------------------------

                  (7)      Sole Voting Power
Number of                  485,335
Shares
Bene- __________________________________________________________________________
ficially          (8)      Shared Voting Power
owned by                      -0-
Each
Report- ________________________________________________________________________
ing Person        (9)      Sole Dispositive Power
With                       485,335
--------------------------------------------------------------------------------

                  (10)     Shared Dispositive Power
                            -0-
--------------------------------------------------------------------------------

         11)      Aggregate Amount Beneficially Owned by Each Reporting Person:
                           485,335
--------------------------------------------------------------------------------

         12)      Check if the Aggregate Amount in Row (11) excludes certain shares:
                           N/A
--------------------------------------------------------------------------------

         13)      Percent of Class Represented by Amount in Box (11):
                           7.51%
--------------------------------------------------------------------------------

         14)      Type of Reporting Person
                           CO

                                  SCHEDULE 13D

                              CUSIP No. 5516M 20 7
--------------------------------------------------------------------------------

     1)           Names of Reporting Person.

                  Euro Consulting Group, Ltd.

                  I.R.S. Identification Nos. of above persons (entities only).

                  54-1967987
 -------------------------------------------------------------------------------

     2)           Check the Appropriate Box if a Member of a Group (See
                  Instructions)

                   (a) [ ]
                   (b) [ ]
--------------------------------------------------------------------------------

     3)           SEC Use Only
--------------------------------------------------------------------------------

     4)           Source of Funds:
                   N/A
-------------------------------------------------------------------------------

     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                   N/A
--------------------------------------------------------------------------------

     6)           Citizenship or place of Organization:
                  District of Columbia
--------------------------------------------------------------------------------

                (7)           Sole Voting Power
Number of                     597,935
Shares
Bene- __________________________________________________________________________
ficially        (8)           Shared Voting Power
owned by                      -0-
Each
Report- ________________________________________________________________________
ing Person      (9)           Sole Dispositive Power
With                          597,935
--------------------------------------------------------------------------------

                (10)          Shared Dispositive Power
                              -0-
--------------------------------------------------------------------------------

      11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
           597,935
--------------------------------------------------------------------------------

      12)  Check if the Aggregate Amount in Row (11) excludes certain shares:
            N/A
--------------------------------------------------------------------------------

      13)  Percent of Class Represented by Amount in Box (11):
           9.25%
--------------------------------------------------------------------------------

      14)  Type of Reporting Person
           CO

                              CUSIP No. 5516M 20 7
--------------------------------------------------------------------------------

     1)           Names of Reporting Person.

                  Andrew Gross

                  I.R.S. Identification Nos. of above persons (entities only).


 -------------------------------------------------------------------------------

     2)           Check the Appropriate Box if a Member of a Group (See
                  Instructions)

                  (a) [ ]
                  (b) [ ]
--------------------------------------------------------------------------------

     3)           SEC Use Only
--------------------------------------------------------------------------------

     4)  Source of Funds:
                  N/A
--------------------------------------------------------------------------------

     5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
                  2(d) or 2(e)
                  N/A
--------------------------------------------------------------------------------

     6)  Citizenship or place of Organization:
                  UNITED STATES
--------------------------------------------------------------------------------

                  (7)      Sole Voting Power
Number of                  597,935
Shares
Bene- __________________________________________________________________________
ficially          (8)      Shared Voting Power
owned by                    -0-
Each
Report- ________________________________________________________________________
ing Person        (9)      Sole Dispositive Power
With                       597,935
--------------------------------------------------------------------------------

                  (10)     Shared Dispositive Power
                            -0-
--------------------------------------------------------------------------------

         11)      Aggregate Amount Beneficially Owned by Each Reporting Person:
                  597,935
--------------------------------------------------------------------------------

         12)      Check if the Aggregate Amount in Row (11) excludes certain shares:
                   N/A
--------------------------------------------------------------------------------

         13)      Percent of Class Represented by Amount in Box (11):
                  9.25%
--------------------------------------------------------------------------------

         14)      Type of Reporting Person
                  IN

ITEM 1.  Security and Issuer

         The class of equity securities to which this statement relates is the common stock, par value $.0001 per share (the "Common Stock") issued by Magic Media Networks, Inc., a Delaware corporation (the "Company"), which has its principal executive offices at 530 North Federal Highway, Fort Lauderdale, Florida 33301.

ITEM 2.  Identity and Background

         This Statement is being filed by Bering Capital Corporation (the "Reporting Person"), whose principal business address is 8 Greenway Plaza, Suite 818, Houston, Texas 77046, and Euro Consulting Group, Ltd. ("Euro") and Andrew Gross, each of whose principal business address is 20416 E. Euclid Drive, Aurora, Colorado 80016. Euro is the sole shareholder of the Reporting Person. Mr. Gross is the sole director, officer and shareholder of Euro. Because of Euro's and Mr. Gross's relationship to the Reporting Person, they has been included in this statement due to their indirect beneficial ownership of the shares of Common Stock held by the Reporting Person.

         The Reporting Person is principally engaged in investing activities. The Reporting Person is a Texas corporation. Euro is principally engaged in providing business consulting services. Mr. Gross is principally employed as a software engineer with ADIC, whose business address is 8560 Upland Drive, Englewood, Colorado 80112.

         During the last five years, none of the Reporting Person, Euro or Mr. Gross has been convicted in a criminal proceeding. During the last five years, none of the Reporting Person, Euro or Mr. Gross has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  Source and Amount of Funds or Other Consideration

         On October 21, 2001, the Reporting Person purchased the 400,000 shares of Common Stock giving rise to the filing of this statement in an open market purchase at a per-share purchase price of three cents. The source of funds for this purchase was the Reporting Person's working capital. The Reporting Person already owned 85,335 shares of Common Stock.

ITEM 4.  Purpose of Transaction

         The Reporting Person acquired the shares of Common Stock that are the subject of this statement for investment purposes.

         The Reporting Person intends to hold for investment all of its shares of Common Stock, and does not have any present plans or proposals which relate to or would result in: (i) any acquisition by any person of additional securities of the Company, or any disposition of securities of the Company; (ii) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) any sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company's business or corporate structure; (vii) any changes in the Company's charter, by-laws, or other instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (viii) any delisting from a national securities exchange or any loss of authorization for quotation in an inter-dealer quotation system of a registered national securities association of a class of securities of the Company; (ix) any termination of registration pursuant to section 12(g)(4) of the Act of a class of equity securities of the Company; or (x) any action similar to any of those enumerated above.

         Notwithstanding the foregoing, the Reporting Person may determine to change its investment intent with respect to the Company at any time in the future. In reaching any conclusion as to its future course of action, the Reporting Person will take into consideration various factors, such as the Company's business and prospects, other developments concerning the Company, other business opportunities available to the Reporting Person, developments with respect to the business of the Reporting Person, and general economic and stock market conditions, including, but not limited to, the market price of the Common Stock. The Reporting Person may, depending on other relevant factors, acquire additional shares of Common Stock in open market or privately negotiated transactions, dispose of all or a portion of its holdings of shares of Common Stock or change its intention with respect to any or all of the matters referred to in this Item.

ITEM 5.  Interest in Securities of the Issuer

         The Reporting Person directly owns 485,335 shares of Common Stock. Euro also directly owns 112,600 shares of Common Stock. Because of its relationship to the Reporting Person as its sole shareholder, Euro is the indirect beneficial ownership of the 485,335 shares of Common Stock held by the Reporting Person as well as the direct beneficial ownership of the 112,600 shares of Common Stock held in Euro's name. Because of his relationship to Euro as its sole director, officer and shareholder, Mr. Gross is the indirect beneficial ownership of the 485,335 shares of Common Stock held by the Reporting Person as well as the 112,600 shares of Common Stock held in Euro's name.

         Except as otherwise discussed in this Item 5, the Reporting Person has no other beneficial ownership of any shares of Common Stock. The Reporting Person has not effected any transaction in the Common Stock during the past 60 days.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

              N/A

ITEM 7.  Material to be Filed as Exhibits

         No Exhibits are being filed with this statement.

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 15, 2002

BERING CAPITAL CORPORATION

By: /S/ Andrew Gross                       By: /S/ Andrew Gross
    ----------------------------------     ------------------------------

Name/Title Andrew Gross, President         Name/Title Andrew Gross, Individually
          ----------------------------     ------------------------------

EURO CONSULTING GROUP, LTD.

By: /S/ Andrew Gross
    -----------------------------------------

Name/Title Andrew Gross, President
          -----------------------------------

            ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).